Filed pursuant to Rule 433

Registration No. 333-283717

Issuer Free Writing Prospectus dated May 15, 2025

Relating to Preliminary Prospectus Supplement dated May 15, 2025 and Prospectus dated December 10, 2024

$200,000,000

8.125% Fixed-to-Floating Rate Subordinated Notes due 2035

Term Sheet

Issuer:	ConnectOne Bancorp, Inc. (NASDAQ: CNOB) (the “Company” or “Issuer”)

Securities:	8.125% Fixed-to-Floating Rate Subordinated Notes due 2035 (the “Notes”)

Aggregate Principal Amount:	$200,000,000

Expected Ratings*:	BBB- (stable) Kroll Bond Rating Agency / BBBL (stable) Morningstar/DBRS

Trade Date:	May 15, 2025

Settlement Date:	May 20, 2025 (T+3)**

Maturity Date (if not previously redeemed):	June 1, 2035

Coupon:

From and including the Settlement Date to, but excluding, June 1, 2030 or the date of earlier redemption (the “fixed rate period”), a fixed rate of 8.125% per annum, payable semi-annually in arrears.

From and including June 1, 2030 to, but excluding, the Maturity Date or the date of earlier redemption (the “floating rate period”), a floating rate per annum equal to the Benchmark (which is expected to be Three-Month Term SOFR) (each as defined under “Description of the Notes—Interest Rate and Interest Payment Dates—Floating Rate Period” in the Preliminary Prospectus Supplement), plus a spread of 441.5 basis points, payable quarterly in arrears; provided, that if the Benchmark is less than zero, then the Benchmark shall be deemed to be zero.

Interest Payment Dates:

Fixed rate period: June 1 and December 1 of each year, commencing on December 1, 2025. The last interest payment date for the fixed rate period will be June 1, 2030.

Floating rate period: March 1, June 1, September 1 and December 1 of each year, commencing on September 1, 2030.

Record Dates:	The 15th calendar day of the month immediately preceding the applicable interest payment date.

Day Count Convention:	Fixed rate period: 30/360. Floating rate period: 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning with the interest payment date of June 1, 2030, and on any interest payment date thereafter, redeem the Notes, in whole or in part, from time to time, subject to obtaining the prior approval of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) to the extent such approval is then required under the rules of the Federal Reserve Board, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption (as described in the Preliminary Prospectus Supplement under “Description of the Notes—Optional Redemption and Redemption Upon Special Events”).

Special Redemption:	The Company may redeem the Notes at any time prior to the Maturity Date, including prior to June 1, 2030, in whole, but not in part, subject to obtaining the prior approval of the Federal Reserve Board to the extent such approval is then required under the rules of the Federal Reserve Board, upon or after the occurrence of (i) a “Tax Event”, (ii) a “Tier 2 Capital Event”, or (iii) the Company becoming required to register as an investment company pursuant to the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption (as described in the Preliminary Prospectus Supplement under “Description of the Notes—Optional Redemption and Redemption Upon Special Events”).

Denominations:	$1,000 minimum denominations and $1,000 integral multiples in excess thereof.

Use of Proceeds:	The Company anticipates using a portion of the net proceeds from this offering to redeem all of its outstanding 5.750% Fixed-to-Floating Rate Subordinated Notes due 2030 (the “2030 Notes”), to contribute $100 million in regulatory capital to its bank subsidiary, ConnectOne Bank (the “Bank”), and to use the remainder for general corporate purposes, which may include, among other things, providing capital to support the Company’s growth organically or through strategic acquisitions, repaying indebtedness and financing investments and capital expenditures, repurchasing shares of the Company’s common stock, and for additional investments in the Bank as regulatory capital (as described in the Preliminary Prospectus Supplement under “Use of Proceeds”).***

Price to Public:	100% of aggregate principal amount of the Notes.

Ranking:

The Notes will be general unsecured, subordinated obligations of the Company and will:

•      rank junior in right of payment and upon the Company’s liquidation to any of the Company’s existing and all future senior indebtedness (as described under “Description of the Notes—Subordination of the Notes” in the Preliminary Prospectus Supplement), whether secured or unsecured;

•      rank junior in right of payment and upon the Company’s liquidation to any of its existing and all of its future general creditors;

•      rank equal in right of payment and upon the Company’s liquidation with any of the Company’s future indebtedness the terms of which provide that such indebtedness ranks equally with the Notes, including the 2030 Notes;

•      rank senior to the Company’s obligations relating to any junior subordinated debt securities issued to the Company’s capital trust subsidiaries;

•      rank senior in right of payment and upon the Company’s liquidation with any of the Company’s indebtedness the terms of which provide that such indebtedness ranks junior in right of payment to note indebtedness such as the Notes; and

•      be effectively subordinated to the Company’s future secured indebtedness to the extent of the value of the collateral securing such indebtedness, and structurally subordinated to the existing and future indebtedness of the Company’s subsidiaries, including without limitation the Bank’s depositors, liabilities to general creditors and liabilities arising in the ordinary course of business or otherwise.

As of March 31, 2025, on a consolidated basis, the Company’s consolidated outstanding indebtedness and other liabilities totaled approximately $8.5 billion. While there is no senior indebtedness outstanding at the Company level, the Bank has approximately $7.8 billion of deposit liabilities and $614.2 million of other borrowings and operating lease liabilities to which the Notes will be structurally subordinated. As of March 31, 2025, the Company had an aggregate amount of $80.1 million of outstanding indebtedness, primarily consisting of the 2030 Notes, ranking equally with the Notes.

The indenture does not limit the amount of additional indebtedness the Company or its subsidiaries may incur.

CUSIP / ISIN:	20786WAF4 / US20786WAF41
Joint Book-Running Managers:	Keefe, Bruyette & Woods, A Stifel Company Piper Sandler & Co.

*	A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. Any such designation is provided for informational purposes only and (a) does not constitute an endorsement of any securities, product or project; (b) does not constitute investment or financial advice; and (c) does not represent any type of credit or securities rating or an assessment of the issuer’s economic performance, financial obligations nor of its creditworthiness.
**	The Issuer expects that delivery of the Notes will be made against payment therefor on or about the Settlement Date indicated above, which will be the third business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisor.
***	The redemption of the 2030 Notes, if any, will be made solely pursuant to a redemption notice delivered pursuant to the indenture governing the 2030 Notes, and nothing contained herein constitutes a notice of redemption of the 2030 Notes.

Note: The Issuer has filed a registration statement (File No. 333-283717) (including a base prospectus) and a preliminary prospectus supplement, dated May 15, 2025 (the “Preliminary Prospectus Supplement”) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you copies of the base prospectus, the Preliminary Prospectus Supplement or final prospectus supplement (when available) if you request it from Keefe, Bruyette & Woods, A Stifel Company, by emailing USCapitalMarkets@kbw.com or Piper Sandler & Co. by emailing FSG-DCM@psc.com.

Capitalized terms used but not defined in this Term Sheet have the meanings given to them in the Preliminary Prospectus Supplement. This Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.